UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 14, 2017

NICOLET BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	001-37700	47-0871001
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

111 North Washington Street

Green Bay, Wisconsin 54301

(Address of principal executive offices)

 (920) 430-1400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously announced, Nicolet Bankshares, Inc. (“Nicolet”) and First Menasha Bancshares, Inc. (“First Menasha”) entered into an Agreement and Plan of Merger dated November 3, 2016 (the “Merger Agreement”), pursuant to which First Menasha will merge with and into Nicolet (the “Merger”). Immediately following the Merger, The First National Bank – Fox Valley (“FNB-Fox Valley”), the wholly owned bank subsidiary of First Menasha, will merge with and into Nicolet’s wholly owned bank subsidiary, Nicolet National Bank (the “Bank Merger”), with Nicolet National Bank as the surviving entity in the Bank Merger.

In connection with the Merger, participants in The First National Bank - Fox Valley Employee Stock Ownership Plan (the “ESOP”) were provided with a supplement to the proxy statement/prospectus relating to the Merger, a copy of which is attached hereto as Exhibit 99.1

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit

99.1	ESOP Proxy Supplement

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and First Menasha. In connection with the proposed merger, Nicolet and First Menasha have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, FIRST MENASHA INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, FIRST MENASHA AND THE PROPOSED MERGER. The proxy statement/prospectus was delivered to shareholders of First Menasha on or about February 28, 2017. Investors may obtain copies of the proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet are available free of charge on Nicolet’s website at www.nicoletbank.com.

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Nicolet and First Menasha. These forward-looking statements are subject to a number of factors and uncertainties which could cause Nicolet’s, First Menasha’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Nicolet nor First Menasha assumes any duty to update forward-looking statements. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements.

In addition to factors previously disclosed in Nicolet’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and First Menasha and between Nicolet National Bank and The First National Bank - Fox Valley , including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and First Menasha’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Nicolet’s and First Menasha’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and First Menasha may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) First Menasha’s shareholders may fail to approve the transaction; (7) reputational risks and the reaction of the companies’ customers to the transaction; (8) diversion of management time on merger related issues; (9) changes in asset quality and credit risk; (10) the cost and availability of capital; (11) customer acceptance of the combined company’s products and services; (12) customer borrowing, repayment, investment and deposit practices; (13) the introduction, withdrawal, success and timing of business initiatives; (14) the impact, extent, and timing of technological changes; (15) severe catastrophic events in our geographic area; (16) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (17) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (18) the interest rate environment may compress margins and adversely affect net interest income; and (19) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Nicolet, First Menasha or the proposed merger or other matters and attributable to Nicolet, First Menasha or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Nicolet and First Menasha do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Contact:

Investor Relations & Media Contacts:

First Menasha:	Peter Prickett – President & CEO, FNB – Fox Valley
Phone: 920.729.6971
Email: pprickett@fnbfoxvalley.com

Nicolet:	Bob Atwell – Chairman, Nicolet National Bank
Jeff Gahnz – VP, Marketing / Public Relations, Nicolet National Bank
Phone: 920.430.1400
Email: batwell@nicoletbank.com or jgahnz@nicoletbank.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 22, 2017	NICOLET BANKSHARES, INC.

	By:	/s/ Ann K. Lawson
Ann K. Lawson
Chief Financial Officer